January 13, 2009
Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TRW Automotive Holdings Corp. File No. 001-31970 Form 10-K: For the Fiscal Year Ended December 31, 2007 Form 10-Q: For the Quarterly Period Ended September 26, 2008
Dear Mr. Shenk:
          On behalf of TRW Automotive Holdings Corp. (the “Company”), we are providing the following responses to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission (the “Commission”) to the Company, dated December 31, 2008, relating to the Company’s above-referenced filings. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Except to the extent otherwise indicated below, we agree with and intend to comply with these comments in our future filings and, to the extent material to an investor’s understanding, to provide the information requested in the comments. Additionally, we have provided our Independent Registered Public Accounting Firm, Ernst & Young LLP, a copy of your comment letter dated December 31, 2008 and have provided and consulted with them on our responses included herein.
Form 10-K: For the fiscal year ended December 31, 2007
Management’s Discussion and Analysis, page 22
Liquidity and Capital Resources, page 37
Cash Flows, page 37
1.	Please provide a narrative discussion of the material underlying factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting a change working capital is not sufficient. Refer to Section IV.B of FR-72 for guidance.

Response:

We agree with the Staff’s comment and will provide in future filings a more detailed description of the material underlying factors impacting our operating cash flows, similar to disclosures we provided on page 31 of our Form 10-Q for the quarterly period ended September 26, 2008.
Contractual Obligations and Commercial Commitments, page 40
2.	As this table is intended to increase transparency of cash flow, we believe that you should include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use judgment to determine whether or not to include such estimates. In this regard, you would determine an appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments in

United States Securities Exchange Commission
January 13, 2009

the table, a footnote to the table should clarify whether they are included or not and, if applicable, the methodology used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response:

We have reviewed the guidance in FR-72, “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” and agree that we should schedule interest payments in the table of Contractual Obligations and Commitments in future filings, beginning with our 2008 Form 10-K. We will name the line item “Projected Interest Payments on Long-Term Debt.” As for the methodology in determining our projected interest payments, we will include the following footnote to the table:
“Long term debt includes both fixed rate and variable rate obligations. At December 31, 2008 approximately XX% of our total debt was at variable interest rates. The projected interest payment obligations are based upon fixed rates where appropriate, and projected London Interbank Borrowing Rates (LIBOR) obtained from third parties plus applicable margins as of the current balance sheet date for the variable rate portion of the interest payment obligations. The interest payment projection is also based upon debt outstanding at the balance sheet date and the debt being retired at planned maturity dates.”
3.	We note from page 84 that you have other transactional obligations such as Transaction and Monitoring Fee Agreement with Blackstone and a five-year participation agreement with Core Trust Purchasing Group. Please include these and any other contractual obligations in your table of contractual obligations, as appropriate.

Response:

We agree with the Staff’s comment regarding the Monitoring Fee Agreement with Blackstone and will include this, along with other contractual obligations as appropriate, in our table of Contractual Obligations and Commitments pursuant to Item 303(a)(5) of Regulation S-K. With respect to the Core Trust Purchasing Group participation agreement, the agreement does not obligate the Company to purchase any particular amount of any product or service. If the Company does not purchase at least 80% of the requirements of its participating locations for the specified products and services, the sole remedy of Core Trust is to terminate the agreement. Since the agreement does not obligate the Company to purchase any “fixed or minimum quantities” (as specified in Item 303(a)(5)(ii)(D) of Regulation S-K) nor does it provide any mechanism for Core Trust to require the Company to purchase any particular quantity, disclosure is not required in the table of Contractual Obligations and Commitments pursuant to Item 303(a)(5) of Regulation S-K.
Financial Statements, page 45
Consolidated Balance Sheets, page 46
4.	Please quantify the significant components of “other” current liabilities and revise the notes to your consolidated financial statements to state separately amounts exceeding 5% of current liabilities. Refer to Rule 5-02.20 of Regulation SX.

United States Securities Exchange Commission
January 13, 2009

Response:

We advise the Staff that we have adhered to Rule 5-02.20 of Regulation SX. As part of our financial reporting control process we regularly review all of the items within other current liabilities and determined that no individual item exceeds 5% of current liabilities. We believe that separate disclosure of any items less than 5% would not be material to an investor. We will continue to comply with Rule 5-02.20 of Regulation SX and if in the future any individual amount exceeds the 5% threshold, we intend to separately disclose such amount.
Notes to Consolidated Financial Statements, page 49
Note 2: Basis of Presentation and Summary of Significant Accounting Policies, page 49
Earnings per share, page 50
5.	Please provide the disclosures required by paragraph 40(c) of SFAS 128.

Response:

In future filings, beginning with our 2008 Form 10-K, we will include the disclosures required by paragraph 40(c) of SFAS 128.

The disclosure, as it would pertain to our 2008 Form 10-K, is as follows:
“The calculation of diluted earnings per share excluded stock options of x.x million, 2.4 million and 1.8 million in 2008, 2007 and 2006, respectively, because the exercise prices of such options exceeded the average market price of the common shares for the respective period. The effect of including these options in the calculation of diluted earnings per share would have been anti-dilutive. If the average market price had exceeded the exercise price, the treasury stock method would have been applied to determine the incremental number of shares to be included in the diluted earnings per share computation. The incremental number of shares would be computed based on the issuance of common stock upon an assumed exercise of the stock options, less the hypothetical purchase of treasury stock utilizing proceeds the Company would receive from such exercise of the options.”
Note 8: Goodwill and Intangible Assets, page 60
Goodwill
6.	Please clarify for us and in the disclosure the nature of the pre-acquisition purchase price adjustments.

Response:

The pre-acquisition purchase price adjustments for the period ended December 31, 2006 related to tax matters for periods prior to the February 2003 acquisition of the Company and was recorded in accordance with EITF Issue No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination” (“EITF 93-7”).

The pre-acquisition purchase price adjustments for the period ended December 31, 2007 relate to $7 million of tax matters for periods prior to the February 2003 acquisition of the Company in accordance with EITF 93-7 and a $37 million ($27 million net of tax) adjustment to the February 2003 opening balance sheet related to the original value of the United Kingdom

United States Securities Exchange Commission
January 13, 2009

(UK) pension benefit obligation. The overaccrual of the original value of the pension benefit obligation was identified by the Company in December 2007. The Company reviewed and evaluated SFAS 154, “Accounting Changes and Error Corrections” and Staff Accounting Bulletin Topic 1. M “Materiality”. The $37 million gross amount of the UK pension adjustment as a percentage of the UK pension benefit obligation, goodwill and non-current assets was approximately 0.6%, 1.6% and 0.5%, respectively, as of December 31, 2007 and approximately 0.8%, 1.5% and 0.6%, respectively, as of December 31, 2003. It was determined that the adjustment was not material, both from a quantitative and qualitative perspective, to either the current or any prior period financial statements, from a financial position or operating statement perspective, therefore no restatement to prior periods was deemed necessary.

In future filings, beginning with our 2008 Form 10-K, we propose to add the following explanatory paragraph:
The pre-acquisition purchase price adjustments for the period ended December 31, 2007 represents $7 million of adjustments related to various tax matters for periods prior to the February 2003 acquisition of the Company and was recorded in accordance with EITF Issue No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination.” In addition, the Company recorded a $27 million adjustment, net of tax, relating to reducing the UK pension benefit obligation original purchase price allocation for the February 2003 acquisition of the Company.
Note 10: Accounts Receivable Securitization United States Facility, page 62
7.	Your description of the United States receivables facility appears to focus on the legal structure of the arrangement. However, we believe your disclosure could be improved and made more useful to investors by preceeding it with a plain English description that explains why you have this facility, the purpose it serves for you, and the substance of how it works with less emphasis in this introductory area on the legal form and intra-company relationships of the various parties involved.

Response:

We agree with the suggested improvement to our disclosures and will include the following paragraph within the introductory area of this footnote in future filings, beginning with our 2008 Form 10-K.
“The Receivables Facility provides the Company with a flexible source of cost efficient liquidity. The Company periodically uses the Receivables Facility to manage its daily cash requirements. As more fully described below, the Company’s U.S. receivables are used as collateral to support funding from the Receivables Facility.”

United States Securities Exchange Commission
January 13, 2009

Form 10-Q: For the Quarterly Period ended September 26, 2008
Notes to condensed Consolidated Financial Statements, page 5
Property Plant and Equipment
Goodwill and Intangible Assets, page 8
8.	We note that your common-share price and overall market capitalization have declined significantly during the third quarter interim period in fiscal 2008. In addition, it appears that at September 26, 2008 your total market capitalization of approximately $1.6 billion was significantly below your September 26, 2008 book value of $3.3 billion. We also note that there is a significant adverse change in the business climate and economic conditions and the automotive sector appears headed for a difficult operating environment for the near term as the economic slowdown and softening economy makes realizing anticipated yield amounts more difficult to obtain.

We believe that the material decline in the Company’s market capitalization and its disparity with book value coupled with the adverse change in the business climate through the economic slowdown may be circumstances that are indicative of a potential impairment of the Company’s recorded goodwill and long-lived assets. As such, please tell us what consideration was given to testing for impairment of the Company’s recorded investment in property and equipment and goodwill and other intangible assets at September 26, 2008.

Response:

In connection with our quarterly financial reporting procedures, the Company contemporaneously documented its considerations regarding potential impairment indicators in accordance with guidelines established in SFAS 142, “Goodwill and Other Intangibles” (“SFAS 142”) and SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). Following is an explanation of our considerations and rationale for our conclusions.

Goodwill and Other Intangibles —

In accordance with paragraph 28 of SFAS 142, we considered whether events had occurred or circumstances had changed in the third quarter of 2008 which would require us to perform interim period testing for impairment of goodwill. We specifically considered the following factors:
•	Market conditions and the Company’s ability to react to changing conditions

•	Financial performance of the Company

•	Historical and expected future growth rates

•	Stock price and influence of general market perception

•	Results of annual impairment testing in prior years
After consideration of the above mentioned factors we concluded that as of the end of the third quarter 2008 no events or change in circumstances occurred that would require us to perform interim period testing for goodwill impairment (i.e. it was not deemed more likely than not that the fair value of a reporting unit was below its carrying value).

United States Securities Exchange Commission
January 13, 2009

The following key facts were reviewed, evaluated and relied upon in reaching our conclusion:
•	The Company’s customer, product and geographic diversity and continued customer demand for safety products have helped mitigate the effects of the unfavorable industry climate. We expected these factors would allow the Company to react quickly and appropriately to changing market conditions. We continued to evaluate the need for plant rationalization and global capacity optimization across our businesses to help reduce costs and improve our financial position.

•	The Company experienced record sales and net income through the first half of 2008, and operating income through the first nine months of 2008 was comparable to operating income for the same period in 2007. Further, year to date sales through the third quarter 2008 had continued to increase for each period in comparison to the corresponding prior year period since the Company’s initial public offering in February 2004.

•	Forecasts available during our evaluation of the factors mentioned above indicated long range growth rates (i.e., 2012 and thereafter) comparable to historical growth rates and consistent with the rates observed in the 2007 annual impairment testing of goodwill. The Company assumed a decrease in its short term forecast for the remainder of 2008 which, at the time, we expected to recover during the first half of 2009.

•	Although the stock price of the Company declined significantly since the 2007 annual goodwill impairment testing date, the average stock price for the year through the third quarter of 2008 was comparable to the average stock price for the full year 2006 and 2005. Further, the average stock price of 2007 was significantly higher than the previous years. The volatility of the Company’s stock price is largely linked to the market perception of automotive stocks in general. Although there was a noticeable drop in the stock price beginning in the middle of September 2008, we believed that it was a consequence of the overall negative economic outlook and the general negative market reaction and uncertainty following, among other things, the bankruptcy or potential failings of large financial institutions rather than any changes to the underlying fundamentals of the Company.

•	Further, the stock price of the Company had been as high as $21.85 less than one month prior to the Lehman Brothers Holdings Inc. bankruptcy announcement, and as high as $20.49 just one week prior to the end of the quarter. These prices suggest market capitalizations of approximately $2,211 million and $2,073 million.

•	As a result of the adoption of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), many companies recorded significant adjustments to other comprehensive income (“OCI”) which did not impact their market valuations, but did adjust their carrying value of equity. For the Company, the adoption of SFAS 158 resulted in a $1 billion increase to our carrying value of equity. When computing the fair value of the Company, we exclude the impact of our pension asset (which was the primary driver for adjustments included in OCI as required by SFAS 158) because this asset is considered a non-operating asset for purposes of a valuation. As such, the company also considers the pension asset a reconciling item when computing its carrying value of equity. Excluding the September 26, 2008 pension asset balance of $1,418 million from total equity of $3,291 million results in a $1,873 million carrying value of equity. After considering this adjustment, the market capitalization, one week prior to the end of the quarter, exceeded the carrying value of equity.

United States Securities Exchange Commission
January 13, 2009

•	As an additional procedure, and to ensure we had not reached an incorrect conclusion regarding potential triggering events, the Company further evaluated all of its reporting units for purposes of testing goodwill for impairment under SFAS 142 as follows:
o	The results from Step 1 of the 2007 annual impairment indicated that the fair value of equity (using a discounted cash flow method) of most reporting units significantly exceeded the carrying value of equity (by over 100%). Based on our review during the third quarter of 2008 the long-term production estimates had not significantly changed from the estimates used in our 2007 analysis. Therefore, it was not more likely than not, that the fair value of a reporting unit was below its carrying value.

o	The results from Step 1 of the 2007 annual impairment test for two of the reporting units indicated that the fair value of equity (using a discounted cash flow method) exceeded the carrying value of equity, but by a significantly lower margin than the other reporting units. During the third quarter of 2008, we revisited the valuation assumptions and forecasts used for these reporting units during the 2007 test and compared those assumptions and forecasts to actual results for 2008 along with our most current forecasts and valuation assumptions. With the benefit of hindsight, we noted that the assumptions and forecasts used during the 2007 test contained relatively conservative estimates. Based on our review during the third quarter of 2008 it was determined that the changes experienced in the business climate would not reduce the fair value of these reporting units below their carrying amounts, thereby supporting that there was not an indicator of impairment for these two reporting units.

o	As a result of these analyses, in the third quarter 2008 Form 10-Q, the Company included a discussion regarding goodwill in its Management’s Discussion and Analysis (page 24) which indicated that we did not believe that there were impairment indicators of our goodwill, but that we had recently experienced a decrease in our operating results as a result of recent negative economic conditions and that an additional decline in our operating results or our forecasts due to a further or prolonged deterioration of economic conditions could result in an impairment charge in future periods. The Company considered facts and circumstances through and up to the filing date, and determined that no additional disclosure was required.
Long-Lived Assets (Including Investments in Property & Equipment and Other Intangible Assets) —

In accordance with paragraph 8 of SFAS 144, we regularly consider whether events have occurred or circumstances have changed which would indicate that the carrying amount of an asset (or asset group) may not be recovered. When determining whether a triggering event has occurred, we consider changes to the business climate (including customer demands), the manner in which assets are being used and historical and expected future operating cash flows associated with the asset (or asset group), in addition to other factors. As a result of these evaluations, the Company did record asset impairments of $2 million and $20 million related to specific operating conditions that did not impact our analysis under SFAS 142 during the three and nine month periods ended September 26, 2008, respectively.
We plan to reevaluate potential impairment indicators in the fourth quarter of 2008 as economic conditions during the fourth quarter deteriorated more dramatically than what could have reasonably been anticipated at the end of the third quarter. The auto industry in particular experienced declines in global sales that were significantly greater than previously anticipated and fourth quarter 2008 production volumes and forecasted 2009 production volume have since been revised to unprecedented lows.

United States Securities Exchange Commission
January 13, 2009

Acknowledgments:
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments on our responses, please contact me at 734-855-2662.
Sincerely,
/s/ Joseph S. Cantie
Executive Vice President and Chief Financial Officer
TRW Automotive Holdings Corp.